Filed pursuant to Rule 433

Registration Statement No. 333-109215

August 9, 2006

Relating to Preliminary Prospectus Supplement

dated August 9, 2006

To Market Makers and aspiring Market Makers:

Pursuant to the notice sent yesterday afternoon, the Republic of Colombia announces the reopening of the 12.000% Global TES Bond due October 22, 2015 for an amount of up to U.S.$300,000,000. You will be able to find more details about the issue, the minimum yield and the procedures for participation in the Summary of Procedures and Time Schedule (Annex A) that is attached to this notice and in the Preliminary Prospectus Supplement dated August 9 of 2006, which you can access through following hyperlink h ttp://www.sec.gov/Archives/edgar/data/917142/000119312506166772/d424b3.htm. The latter document constitutes an updated version of the Preliminary Prospectus Supplement dated August 8 of 2006, which you had access through the hyperlink included in the email sent Tuesday, August 8, 2006.

Sincerely,

A preliminary prospectus supplement of the Republic of Colombia accompanies this free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/917142/000119312506166772/d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or 1-866-718-1649 / 1-800-503-4611 or collect 1-212-834-4307.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

[Set forth below is the text of the attachment.]

Annex A

REPUBLIC OF COLOMBIA

Reopening of 12.000% Global TES Bonds due 2015 using a

Modified Dutch Auction Allocation Mechanism

Summary of Procedures and Time Schedule

This summary may not contain all the information that may be important to you. You should read the entire preliminary prospectus supplement, including the “Risk Factors” section and the accompanying prospectus, before deciding whether to participate in the offering.

1.	AGGREGATE PRINCIPAL AMOUNT

The Republic of Colombia (“Colombia” or the “Republic”) plans to issue 12.000% Global TES Bonds due 2015 (the “Bonds”), through a reopening in the international markets, in an aggregate principal amount to be determined in its discretion (the “Principal Amount of the Issue”), but in no case to exceed the equivalent of U.S. $300,000,000, calculated based upon the Representative Market Rate (described under the section “Description of the Bonds” on page S-32 of the Preliminarily Prospectus Supplement) in effect on August 9, 2006.

2.	DURATION OF OFFERING

In accordance with the procedures described below, the offering will begin at 9:00 A.M. (New York time1) on August 9, 2006 and will expire at 12:00 P.M. (New York time) on August 9, 2006. The three hours between 9:00 A.M. (New York time) and 12:00 P.M. (New York time) on August 9, 2006 are referred to as the “Proposal Timeframe.” After 12:00 P.M. (New York time) on August 9, 2006 (upon expiration of the Proposal Timeframe), all proposals will become an irrevocable offer to purchase, unless Colombia extends the Proposal Timeframe. Colombia reserves the right to terminate the Proposal Timeframe earlier in its sole discretion.

3.	DENOMINATIONS AND MINIMUM INVESTMENT

The Bonds will be issued in denominations of five million Colombian pesos (Ps. 5,000,000) and integral multiples of one million Colombian pesos (Ps. 1,000,000) in excess thereof. The minimum investment is one (1) Bond, or Ps. 5,000,000. Amounts allocated on each order in excess of Ps. 5,000,000 will be rounded down to the nearest Ps. 1,000,000.

4.	LISTING AND GOVERNING LAW

Application will be made to admit and trade the Bonds on the Luxembourg Stock Exchange regulated market, pursuant to European Union directive CE 2003/71 and the Luxembourg Prospectus Law. The governing law will be New York. The laws of Colombia will govern all matters relating to authorization and execution by Colombia.

5.	AUCTION PARTICIPANTS

The allocation of the Bonds will be conducted pursuant to a modified Dutch auction. The offering, including the modified Dutch auction allocation procedures, will be open to participants in the “Market Makers” Program as designated by the Republic (“Market Makers”), as well as to other institutional investors. Market Makers will direct their proposals and those of their local Colombian investors through Deutsche Bank

[1]	New York time refers to Eastern Daylight Time of the United States.

Securities Inc. and Morgan Stanley & Co. Incorporated (together, the “Lead Managers”). The Lead Managers and the Republic may reject proposals from any investor that is not a Market Maker. The Lead Managers will have no responsibility for the clients of the Market Makers and will only deal with the Market Makers as principals. The Market Makers will not process proposals from international investors, as these requests will be processed by the Lead Managers.

6.	MINIMUM YIELD; NONCOMPETITIVE OFFERS

The minimum yield (“Minimum Yield”) established by the Republic for this modified Dutch auction is 9.35%.

Each properly submitted proposal with investor yields that do not specify a yield or are equal to or lower than the Minimum Yield will be deemed a “Noncompetitive Offer”, which may be subject to proration and the corresponding Bonds will be allocated as described in Item 12 below. For allocation purposes, all Noncompetitive Offers will be deemed to have submitted a bid at the Minimum Yield.

7.	COMPETITIVE OFFERS

Investors may participate in the modified Dutch auction by submitting a proposal indicating a yield higher than the Minimum Yield, which will be deemed a “Competitive Offer” as described below. With each Competitive Offer, an investor must indicate a principal amount of Bonds that the investor would be willing to purchase (the “Subscription Amount”) at the yield indicated. Investors may submit more than one Competitive Offer with different Subscription Amounts that will be accepted or rejected under the terms established in Item 12 below.

In addition, an investor may submit multiple proposals consisting of a combination of Competitive Offers and a Noncompetitive Offer, with different yields and different Subscription Amounts, which will be accepted or rejected under the terms established in Item 12 below, provided that the total of all such offers may not exceed the total amount of Bonds the offeror is prepared to purchase.

8.	REDEMPTION

The Bonds will be redeemed in full at par upon maturity on October 22, 2015. The Bonds will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

9.	ISSUE PRICE

The issue price will be determined based on the Clearing Yield (as defined below) of the modified Dutch auction.

10.	INTEREST

Interest accrued on the Bonds will be paid in accordance with the terms and conditions of the Bonds set forth under “Description of the Bonds” in the Preliminary Prospectus Supplement, of which this Summary of Procedures and Time Schedule is a part, and “Description of the Securities” in the accompanying Prospectus. The interest will (i) accrue from October 22, 2005, (ii) be paid annually on October 22 of each year, commencing on October 22, 2006, and (iii) will be computed on the basis of the actual number of days during the period in respect of which interest is being paid, not to exceed 365, divided by 365. Colombia will pay all amounts due in respect of principal or interest in U.S. dollars, as calculated by the calculation agent by translating the Colombian peso amount into U.S. dollars at the Average Representative Market Rate on the applicable Rate Calculation Date (described under “Description of the Bonds” on page S-32 of the Preliminary Prospectus Supplement).

11.	BOND OFFERING MECHANISM

The offering of the Bonds will follow international practices and allocation of the Bonds will be pursuant to the modified Dutch auction described in Item 12 below.

12.	BOND PURCHASE

Investors who have an existing U.S. dollar line of credit for same-day settlement procedures with the Lead Managers may purchase Bonds through the Lead Managers. Those investors should contact their sales coverage directly. The addresses of the Lead Managers are:

Deutsche Bank Securities Inc.

60 Wall St, 5th Floor

New York, NY 10005

Fax: +1 212 797 5158 or +1 212 553 3082

Tel: +1 212 250 1424 or +1 212 250 8812

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Fax: +1 212 507 8566 or +1 212 404 9668

Tel: +1 212 761 7193 or +1 212 761 5841

The Lead Managers will be responsible for marketing and selling the Bonds.

In case qualified local Colombian investors do not have an existing U.S. dollar line of credit for same-day settlement procedures with the Lead Managers, they must present their proposals to participate in the modified Dutch auction through the Market Makers. The Market Makers must present the proposals via fax to both of the Lead Managers at the fax numbers indicated above, using the Irrevocable Order for Colombian Market Makers (Annex B to the Preliminary Prospectus Supplement) and must confirm receipt of the fax by calling one of the Lead Managers at the telephone numbers indicated above.

All participating investors may present their proposals only during the Proposal Timeframe. Upon expiration of the Proposal Timeframe, all proposals will become irrevocable offers to purchase, unless Colombia extends the Proposal Timeframe.

At 4:00 P.M., New York time, or as soon as practicable thereafter, results of the auction will be announced and a final term sheet indicating only the final terms of the Bonds will be circulated to those participants whose proposals are accepted.

The mechanism of the modified Dutch auction will be subject to the following conditions:

(a) Rules governing the auction:

(i) Investors may present their proposals only during the Proposal Timeframe described above and through the Lead Managers or Market Makers, as applicable.

(ii) In all cases, the proposals will be processed by the Lead Managers prior to presentation of the offers to the Republic. The proposals will be evaluated in accordance with the terms of the modified Dutch auction, and the Bonds will be allotted based on the modified Dutch auction procedures described herein. The Lead Managers and the Republic reserve the right to accept or reject any proposal for any reason in their sole discretion (including rejecting proposals made by investors with which the Lead Managers do not have an existing relationship or the necessary credit relationship) and are not liable for not accepting a particular proposal.

(iii) Investor proposals that do not specify a yield proposal will be considered Noncompetitive Offers.

(iv) In the event that a proposal received via fax by the Lead Managers from the Market Makers is not in proper form or not legible, the Lead Managers may (but are not required to) attempt to contact the Market Maker by phone to confirm the proposal, following the order of arrival of the faxes.

(v) In the event that any proposals are received by phone from certain institutional investors, the Lead Managers will make a record of the investor’s proposal, including the name of the investor, the name of the person placing the offer, the Subscription Amount and the yield proposal.

(vi) Confirmations will be delivered in accordance with usual practices for global bond offerings.

(b) Pre-allocation:

(i) Once the Proposal Timeframe has expired, Colombia will proceed to determine the single clearing yield, which will be applicable to all of the Bonds issued (“Clearing Yield”) and the size of the offering (as described in paragraph number 1 of this Summary of Procedures and Time Schedule), classifying all the proposals based on the yield proposals (from lowest to highest).

(ii) The Clearing Yield may not be less than the Minimum Yield described above.

(iii) The proposals with yields higher than the Clearing Yield will be eliminated, and the proposals with yields lower than or equal to the Clearing Yield (including Noncompetitive Offers) will be pre-selected for the modified Dutch auction allocation.

(c) Allocation:

Once the pre-allocation is complete, Colombia will proceed to determine the resulting aggregate principal amount of the transaction and allocate Bonds accordingly; provided, however, that the total amount allocated will not exceed the Principal Amount of the Issue. The allocation is subject to the following rules:

(i) The Republic will determine the Clearing Yield and the Principal Amount of the Issue and will communicate these determinations to the Lead Managers.

(ii) If there are proposals from investors that are considered Noncompetitive Offers or that include yields that are lower than or equal to the Clearing Yield and greater than or equal to the Minimum Yield and the total aggregate principal amount covered by such proposals is less than or equal to the Principal Amount of the Issue, then Colombia must allot the aggregate amount proposed by the investors.

(iii) If the total aggregate principal amount of investor proposals that are considered Noncompetitive Offers and investor proposals with proposed yields lower than or equal to the Clearing Yield and greater than or equal to the Minimum Yield is larger than the Principal Amount of the Issue, the allotment will be made in order from lowest to highest yields offered. The allocation procedure will be as follows: (i) if the aggregate of all Noncompetitive Offers exceeds the Principal Amount of the Issue, the offers will be accepted pro rata in accordance with the principal amounts offered; (ii) if the aggregate of the Noncompetitive Offers is less than the total Principal Amount of the Issue but the Republic sets the Clearing Yield at a level so as to accept Competitive Offers, all Noncompetitive Offers and all Competitive Offers below the Clearing Yield, if any, will be accepted in full and the Competitive Offers at the Clearing Yield will be prorated in accordance with the principal amounts thereof so that the aggregate of all offers accepted does not exceed the Principal Amount of the Issue.

(iv) The allocation will occur as soon as practicable after the termination of the Proposal Timeframe.

13.	SETTLEMENT

The issue price must be paid in full on the fifth business day after the date on which the auction results are notified to offerors (scheduled for August 16, 2006) (in U.S. dollars based on the exchange rate of Ps. 2,388.13 per U.S. $1.00, which is the Representative Market Rate in effect on August 9, 2006) through either Euroclear or Clearstream against delivery of the Bonds.

14.	CLEARING

The Bonds will be represented by one or more registered global securities in fully registered form, without coupons. The Bonds will be registered in the name of a nominee of, and deposited with, JPMorgan Chase Bank, N.A., as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). The Bonds will be available in definitive, certificated form only under certain limited circumstances.

Annex B

IRREVOCABLE ORDER FOR COLOMBIAN MARKET MAKERS

This Irrevocable Order shall be duly filled in and delivered via facsimile to BOTH of the following offices of the two Joint Lead Managers:

Deutsche Bank Securities Inc. +1 212 797 5158 or +1 212 553 3082 Attn: Ricardo Navarro / Roy Ellis Verify receipt by telephone: +1 212 250 1424 or +1 212 250 8812	Morgan Stanley & Co. Incorporated +1 212 507 8566 or +1 212 404 9668 Attn: Abraham Spitz / Charles Moser Verify receipt by telephone: +1 212 761 7193 or +1 212 761 5841

TIMING: This irrevocable order MUST BE received between 9:00 a.m. and 12:00 p.m. EST on August 9, 2006.

Market Makers must telephone one of the Joint Lead Managers to verify receipt.

SUBMITTAL OF FORMS: Participants are invited to submit a single form with up to 5 separate competitive orders and one noncompetitive order in order to facilitate the prompt reconciliation by the Joint Lead Managers.

FROM: Name of Institution: Name of Person: Title: Telephone: Fax number: E-mail address:

THIS PAGE TO BE SENT BY FAX TO BOTH OF THE LEAD MANAGERS

REOPENING OF 12.000% GLOBAL TES BONDS DUE 2015

ONE FORM PER MARKET MAKER

Dear Sirs,

This irrevocable purchase order (the “Order”) is issued on the date hereof in order to evidence our irrevocable commitment to buy any 12.000% Global TES Bonds due 2015 (the “Bonds”) to be issued by THE REPUBLIC OF COLOMBIA, acting as issuer (“Republic of Colombia” or the “Issuer”), in such specified amount and subject to such conditions as are set forth below in Appendix I.

A.	Noncompetitive Offers will be filled subject to the limitations outlined in the preliminary prospectus supplement at the Clearing Yield selected by the Republic as described in the preliminary prospectus supplement. The Clearing Yield shall not be lower than the Minimum Yield announced on or at approximately 9:00 A.M. New York time on August 9, 2006.

(i) Our irrevocable commitment to buy the Bonds at the Clearing Yield (Noncompetitive Offer) is as follows:

Principal Amount of Global TES Requested (US$)

(ii) Our irrevocable commitment to buy the Bonds with Competitive Offers is as follows: (Competitive Offers will be allocated as described in the Summary of Procedures and Time Schedule.)

Principal Amount of Global TES Requested (US$)	Competitive Yield (express to two (2) decimal places)

Amounts allocated will be converted into Colombian pesos at the Representative Market Rate in effect on August 9, 2006. The minimum investment is one (1) Bond, or Ps. 5,000,000. Amounts allocated on each order will be rounded down to the nearest Ps. 1,000,000. Only one principal amount to be inserted above per Competitive Yield indicated above. Any bid yields expressed to more than two decimal places will be rounded up to the next 0.01%.

B.	Payment of the Price

Payment of the relevant purchase price in relation to any allocated Bonds shall be made in USD in an amount equal to the issue price times the principal amount times the exchange rate of Ps. 2,388.13 per U.S. $1.00, which is the Representative Market Rate in effect on August 9, 2006.

Finally, we hereby instruct you that any Bonds so allocated be delivered to us against payment in Euroclear or Clearstream Luxembourg according to the following:

Clearing System (Euroclear or Clearstream)	Account Name (Custodian)	Number

Sincerely yours,

Institution:	Address:
Signature:	Telephone:
Name:	Fax:
Title:	E-mail:

Appendix I

We represent as follows in connection with above referenced purchase of the Bonds:

(i)	we have received a full and complete copy of, and we have reviewed, examined and analyzed all the information provided for in, the Prospectus dated October 1, 2003 (including, without limitation, any risk factors therein) (the “Prospectus”) and the Preliminary Prospectus Supplement dated August 9, 2006 (including, without limitation, the terms and conditions of the Bonds and the allocation process therein described, full acceptance of which is hereby acknowledged) (the “Preliminary Prospectus Supplement”) and any term sheets delivered to us thereafter (each a “Free Writing Prospectus”) (and together with the Prospectus and the Preliminary Prospectus Supplement, the “Offering Material”);

(ii)	no information and or any other statements have been received by us from the Republic of Colombia or the Lead Managers in relation to the Bonds which may be inconsistent with or otherwise different from any such information or statements as are included in any Offering Material;

(iii)	no legal, business, financial, tax or any other advice has been received by us from the Republic of Colombia or any of its entities, or from the Lead Managers in relation to our investment in the Bonds, and our decision to purchase the Bonds is based on our own verification and analysis of the Issuer, the terms and conditions of the Bonds and any such benefits as may be obtained and risks as may be suffered in connection therewith, as set forth in the Offering Material;

(iv)	we know and agree upon the placement and allotment process described under the Summary of Procedures and Time Schedule in the Preliminary Prospectus Supplement, and accept the terms and conditions of the Bonds set forth in the Offering Material and any other information and statements therein contained;

(v)	we know and agree that the Republic of Colombia, in consultation with the Lead Managers, shall be entitled to refuse acceptance of any Irrevocable Order which, at its sole discretion, does not provide for all such information and documents as may be required, or otherwise not be in compliance with any requirements set forth in the Preliminary Prospectus Supplement, even if the offered yield would otherwise allow such an allotment. We also agree that the Republic of Colombia, in consultation with the Lead Managers, can at its sole discretion reject orders for any reason including, but not limited to, prior relationships or lack thereof, or as a matter of credit or commercial prudence;

(vi)	The Republic of Colombia, in consultation with the Lead Managers, may also reject any Irrevocable Order in case of violation of any applicable Colombian rules in respect of money laundering; provided, that any such refusal shall not entitle any person to file any claim against the Issuer or the Lead Managers. In addition, the Issuer, in consultation with the Lead Managers, may request compliance with any security requirement to provide for the payment of any offers so made from potential investors who shall submit Irrevocable Orders;

(vii)	The Republic of Colombia may, at its sole discretion, and without thereby becoming liable, declare the offer void in relation to the Bonds upon the occurrence of any such events as are described in the Preliminary Prospectus Supplement; and no Bonds shall be issued in case of such declaration;

(viii)	we hereby represent and warrant that all funds to be applied by us to the purchase of the Bonds are not derived from any illicit act;

(ix)	we take responsibility for the investors on whose behalf we are submitting Irrevocable Offers and acknowledge and agree that we are dealing with the Lead Managers in our capacity as principals with respect to such Irrevocable Offers as well as Irrevocable Offers submitted for our own account;

Finally, we are notified of the following dates in relation to the placement of the Bonds:

Placement Period: from 9:00 A.M. New York time on August 9, 2006 to 12:00 P.M. New York time on August 9, 2006.

The Republic of Colombia may extend this period, provided that notice thereof shall be given by means of a publication on the website of the Ministry of Finance and Public Credit (www.minhacienda.gov.co) prior to the expiration of the Placement Period.

Delivery of Funds to the Lead Managers: August 16, 2006, unless alternative settlement procedures are agreed to in advance with the Lead Managers.

For further information and to confirm delivery of facsimile transmission, please contact the Lead Managers:

Deutsche Bank Securities Inc.
60 Wall St, 5th Floor
New York, NY 10005

Attn:	Roy Ellis (+1 212 250 8812) Ricardo Navarro (+1 212 250 1424)
Fax:	+1 212 797 5158 / +1 212 553 3082

Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036
Attn:	Abraham Spitz (+1 212 761 7193)
Charles Moser (+1 212 761 5841)
Fax: +1 212 507 8566/+1 212 404 9668

A preliminary prospectus supplement of the Republic of Colombia accompanies this free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/917142/000119312506166772/d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or 1-866-718-1649 / 1-800-503-4611 or collect 1-212-834-4307.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.